UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Investments, at fair value
Mutual funds	$582,863,105	$585,350,727
Hess Corporation common stock fund	184,229,245	262,120,321

	767,092,350	847,471,048
Notes receivable from participants	9,302,336	15,051,490
Cash	859,709	1,575,951
Prepaid administrative expenses	279,607	240,119
Interest and dividends receivable	4,179	3,639

Total assets	777,538,181	864,342,247
Other liabilities	(453,196)	(1,899,113)

Total net assets available for benefits	$777,084,985	$862,443,134

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2014	2013
Investment income
Net appreciation/(depreciation) in fair value of investments	$(10,139,571)	$172,928,789
Distributions from mutual funds	20,544,741	16,400,628
Dividends on Hess Corporation common stock fund	2,756,840	2,314,578

	13,162,010	191,643,995
Employee contributions	33,286,992	42,169,985
Employer contributions	32,043,772	40,522,257
Rollovers from other plans	1,861,215	1,589,321
Interest and other income, net	943,364	1,066,442
Transfers from affiliated plans	590,026	2,360,087
Benefit payments	(166,806,112)	(87,604,922)
Administrative expenses	(439,416)	(559,877)

Net increase/(decrease) in net assets available for benefits	(85,358,149)	191,187,288
Total net assets available for benefits at beginning of year	862,443,134	671,255,846

Total net assets available for benefits at end of year	$777,084,985	$862,443,134

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.

General: The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the purpose of carrying out the Plan, a trust agreement was entered into effective July 1, 2009, with JPMorgan Chase Bank NA (Trustee).

Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation. Effective January 1, 2012, the Company increased its matching contribution to 133% from 100% of the employee’s contribution.

Eligible employee compensation under the Plan was limited by law to $260,000 in 2014 and $255,000 in 2013 and this limit will increase to $265,000 for 2015. Before-tax contributions were limited by law to $17,500 in 2014 and 2013 and will increase to $18,000 for 2015. In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions. The limit for “catch up” contributions was $5,500 in 2014 and 2013, and will increase to $6,000 in 2015.

Vesting: Participants are immediately fully vested in their contributions and the employer’s matching contributions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Investment Alternatives: The following funds were available to participants as of December 31, 2014:

BlackRock TempFund	T. Rowe Price Retirement 2055 Fund
Lazard Emerging Markets Fund	T. Rowe Price Retirement 2060 Fund
Laudus U.S. Large Cap Growth Fund	Touchstone Value Fund
T. Rowe Price Retirement Balanced Fund	Vanguard Developed Markets Index Fund
T. Rowe Price Retirement 2005 Fund	Vanguard 500 Institutional Index Fund
T. Rowe Price Retirement 2010 Fund	Vanguard Mid Cap Index Fund
T. Rowe Price Retirement 2015 Fund	Vanguard Small Cap Index Fund
T. Rowe Price Retirement 2020 Fund	Vanguard Total Bond Market Index Fund
T. Rowe Price Retirement 2025 Fund	Voya Small Company Fund
T. Rowe Price Retirement 2030 Fund	Western Asset Core Plus Bond Fund
T. Rowe Price Retirement 2035 Fund	Western Asset Inflation Indexed Plus Fund
T. Rowe Price Retirement 2040 Fund	William Blair International Small Cap Growth Fund
T. Rowe Price Retirement 2045 Fund	Hess Corporation Common Stock Fund
T. Rowe Price Retirement 2050 Fund

Descriptions and information concerning the investment objectives and risks of the currently available funds can be obtained from the Company’s Benefits Center.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES). Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.

Notes Receivable from Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan.

Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the mutual funds is paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1⁄2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1⁄2. Terminated employees may withdraw their entire balance at any time.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

Expenses: The Plan’s expenses are costs of the general administration of the Plan and include recordkeeping, legal and accounting services. Expenses may be paid by either the Plan or the Company. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts.

Party-in-interest: Hess Corporation and JPMorgan Chase are parties-in-interest to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements, Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (ASC 820). See Note 4, Fair Value Measurements, for further disclosure.

Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants: Notes receivable from participants are stated at their outstanding principal balances plus any accrued but unpaid interest.

Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.

Sale of Investments: Gains or losses on sales of investments (mutual funds and Hess Corporation common stock) are based on average cost.

Benefit Payments: Distributions of benefits to participants are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s assets at either year end:

	December 31,
	2014	2013
Hess Corporation common stock fund (2,462,694 and 3,139,143 shares, respectively)*	$184,229,245	$262,120,321
BlackRock TempFund (66,264,811 and 75,677,218 shares, respectively)	66,264,811	75,677,218
T. Rowe Price Retirement 2025 Fund (3,791,682 and 3,835,246 shares, respectively)	59,567,321	58,986,086
T. Rowe Price Retirement 2020 Fund (2,810,491 and 2,673,114 shares, respectively)	58,205,271	54,504,791
Vanguard Institutional Index Fund (285,755 and 269,751 shares, respectively)	53,913,446	45,663,413
Vanguard Mid Cap Index Fund (1,273,199 and 859,587 shares, respectively)	43,021,399	25,856,385

*	Includes $2,433,174 and $1,576,997 held in short-term investment funds at December 31, 2014 and 2013, respectively.

At December 31, 2014, the amount invested in the Hess Corporation common stock fund, all T. Rowe Price managed funds, and all Vanguard Group managed funds represented 24%, 35%, and 21%, respectively, of the Plan’s total investments.

The net appreciation/(depreciation) of the Plan’s investments, including realized gains and losses on investments bought and sold in the year, was as follows:

	Years Ended December 31,
	2014	2013
Hess Corporation common stock fund	$(20,993,886)	$104,788,599
Mutual funds	10,854,315	68,140,190

Net appreciation/(depreciation) in fair value of investments	$(10,139,571)	$172,928,789

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Fair Value Measurements

The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The value of the underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds (a)	$582,863,105	$—	$—	$582,863,105
Hess Corporation common stock fund	184,229,245	—	—	184,229,245

Total assets at fair value	$767,092,350	$—	$—	$767,092,350

December 31, 2013
Mutual funds (b)	$585,350,727	$—	$—	$585,350,727
Hess Corporation common stock fund	262,120,321	—	—	262,120,321

Total assets at fair value	$847,471,048	$—	$—	$847,471,048

(a)	Mutual funds consist of retirement date funds (46%), domestic and international equity funds (36%), money market funds (11%), and fixed income funds (7%), respectively at December 31, 2014.
(b)	Mutual funds consist of retirement date funds (45%), domestic and international equity funds (35%), money market funds (13%), and fixed income funds (7%), respectively at December 31, 2013.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

6.	Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods. The plan administrator believes the Plan is no longer subject to audit review for years prior to 2011.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	Transfers from Affiliated Plans

Transfers of employee account balances are made between the Plan and savings plans sponsored by certain affiliates of the Company due to job transfers. The amounts transferred into the Plan during 2014 and 2013 were $590,026 and $2,360,087, respectively.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for Plan benefits from the financial statements to the Form 5500, as of December 31, 2014:

Net assets available for Plan benefits on the financial statements	$777,084,985
Deemed distributions of participant loans	(301,253)

Net assets available for Plan benefits on Form 5500	$776,783,732

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13—4921002 PLAN NO. 001

AT DECEMBER 31, 2014

Form 5500 - SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Hess common stock fund:
*Hess Corporation	Common Stock – 2,462,694 shares	$181,796,071
*JPMorgan Chase	Money Market Fund – 2,433,174 shares	2,433,174
Mutual Funds:
BlackRock	BlackRock TempFund – 66,264,811 shares	66,264,811
T. Rowe Price	T. Rowe Price Retirement 2025 Fund – 3,791,682 shares	59,567,321
T. Rowe Price	T. Rowe Price Retirement 2020 Fund – 2,810,491 shares	58,205,271
The Vanguard Group	Vanguard 500 Institutional Index Fund – 285,755 shares	53,913,446
The Vanguard Group	Vanguard Mid Cap Index Fund – 1,273,199 shares	43,021,399
The Vanguard Group	Vanguard Small Cap Index Fund – 662,131 shares	36,993,244
T. Rowe Price	T. Rowe Price Retirement 2030 Fund – 1,405,947 shares	32,364,910
T. Rowe Price	T. Rowe Price Retirement 2015 Fund – 2,178,090 shares	31,516,965
T. Rowe Price	T. Rowe Price Retirement 2035 Fund – 1,799,972 shares	29,987,527
Western Asset	Western Asset Core Plus Bond Fund – 1,707,907 shares	19,880,040
Laudus Funds	Laudus U.S. Large Cap Growth Fund – 1,060,811 shares	17,630,678
T. Rowe Price	T. Rowe Price Retirement 2040 Fund – 727,453 shares	17,400,667
Lazard Asset Management	Lazard Emerging Markets Fund – 994,237 shares	17,090,937
T. Rowe Price	T. Rowe Price Retirement 2045 Fund – 937,328 shares	14,997,255
The Vanguard Group	Vanguard Developed Markets Index Fund – 1,114,119 shares	13,569,966
The Vanguard Group	Vanguard Total Bond Market Index Fund – 1,050,634 shares	11,420,394
T. Rowe Price	T. Rowe Price Retirement 2010 Fund – 631,945 shares	11,204,392
Touchstone Investments	Touchstone Value Fund – 1,032,659 shares	10,016,792
William Blair Funds	William Blair International Small Cap Growth Fund – 744,695 shares	9,509,753
T. Rowe Price	T. Rowe Price Retirement Balanced Fund– 620,915 shares	9,214,373
Voya Funds	Voya Small Company Open-End Fund – 483,642 shares	8,492,755
Western Asset	Western Asset Inflation Indexed Plus Fund – 665,392 shares	7,479,008
T. Rowe Price	T. Rowe Price Retirement 2005 Fund – 222,307 shares	2,889,992
T. Rowe Price	T. Rowe Price Retirement 2060 Fund – 12,933 shares	127,646
T. Rowe Price	T. Rowe Price Retirement 2055 Fund – 6,949 shares	92,485
T. Rowe Price	T. Rowe Price Retirement 2050 Fund – 826 shares	11,078
Notes Receivable from Participants	Loans to Plan participants (interest rates of 4.25% to 10.5%)	9,001,083

Total		$776,093,433

*	Indicates party-in-interest to the Plan.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13—4921002 PLAN NO. 001

AT DECEMBER 31, 2014

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Participant Loan Repayments Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002–51
$4,423		$4,423	(1)

(1)	Represents participant loan repayments deposited into the Plan after a funding date prescribed by ERISA. During 2014, the Company took immediate corrective action by transmitting the funds to participant accounts. In addition, the Company subsequently transmitted lost earnings on the funds to the Plan, which were applied to the participant accounts, filed the required Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, and paid the related excise taxes. The Company is taking all necessary steps to bring the Plan’s operations into compliance with the provisions of ERISA.

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and

Participants in the Hess Corporation Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hess Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hess Corporation Employees’ Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions have been subjected to audit procedures performed in conjunction with the audit of Hess Corporation Employees’ Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Houston, Texas

June 26, 2015

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

By:	/s/ Brent L. Schwartz
Brent L. Schwartz Senior Manager, Benefits

June 26, 2015